Exhibit 99.1

Eupraxia Pharmaceuticals Announces New C$12 Million Convertible Debt Facility

•	The Company also provides an update on the Silicon Valley Bank convertible debt facility
•	Including the new C$12 million convertible debt facility, Eupraxia anticipates it has sufficient cash to fund its operations to the second quarter of 2025

Victoria, B.C. - August 2, 2024 - Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet need, today announced entry into a new C$12 million convertible debt facility (the “Convertible Debt Facility”).

Under the Convertible Debt Facility, Yabema Capital Limited and other current Eupraxia shareholders (together, the “Lenders”) will make available for drawdown an aggregate amount of C$12 million for a period of 120 days following entry into the agreement.  The decision to draw on the facility within 120 days of closing is at the discretion of Eupraxia and is subject to the full and final release of the SVB Facility (as defined below), originally agreed to on June 21, 2021.

The aggregate unpaid principal amount and any accrued and unpaid interest thereon will be convertible at each individual lender’s discretion into Eupraxia common shares (the “Common Shares”), at a conversion price equal to C$4.84375 per Common Share. The conversion is further subject to certain threshold limitations with respect to each lender’s aggregate ownership of the Common Shares.

“The new convertible debt facility provides an important source of additional funding from long term, supportive investors, and creates greater stability to Eupraxia’s cap structure as we continue to advance our clinical programs in eosinophilic esophagitis and osteoarthritis,” said Dr. James Helliwell, Chief Executive Officer of Eupraxia.

The Convertible Debt Facility is subject to final approval of the Toronto Stock Exchange.

Update on existing contingent convertible debt facility with Silicon Valley Bank and SVB Innovation Credit Fund (the “SVB Facility”)

The Company also announced today an update on its existing SVB Facility with Silicon Valley Bank and SVB Innovation Credit Fund (together, the “SVB Parties”).

Under the terms of the SVB Facility, which matured on June 21, 2024, the SVB Parties each funded 50% of the total C$10 million debt. The liability subsequently increased to C$12 million at maturity, consistent with the terms of the facility. The Company has discharged fully the obligation to SVB Innovation Credit Fund (C$6 million). Since June 21, 2024, the Company has been requesting payout instructions with respect to the remaining settlement (C$6 million) and is presently in discussions with the court-appointed liquidator of the SVB Parties in respect of same. Final and full settlement is expected in the third quarter of 2024.

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As a result, Eupraxia’s total cash reserves will be reduced by up to C$12 million to settle the debt and the accrued and unpaid interest thereon held by the SVB Parties.

Including the new C$12 million convertible debt facility with the Lenders, Eupraxia reaffirms that it has sufficient cash to fund its operations to the second quarter of 2025.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of eosinophilic esophagitis (“EoE”). EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to osteoarthritis of the knee. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", “estimates”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the Company’s new Convertible Debt Facility; the plans to draw down on the Convertible Debt Facility; the satisfaction of conditions precedent to the draw down on the Convertible Debt Facility; the receipt of final approval from the Toronto Stock Exchange; the sufficiency of the Company’s cash to fund its operations; expected timing of the full settlement of the SVB Facility; the Company's business strategies and objectives, including current and future plans and opportunities, expectations and intentions; the Company's clinical trials, including with respect to the potential for higher doses; the ability of the Company to execute on its business strategy; the potential of Eupraxia's product candidates; the Company's expectations regarding its product designs, including with respect to patient benefit, duration, safety, effectiveness and tolerability; the results gathered from studies of Eupraxia's product candidates; the potential and competitive advantages of Diffusphere™ in connection with the drug delivery process; the advancement of opportunities stemming from Diffusphere™ and the expansion of pipeline designs; the benefits to patients from the Company's drug platforms and the translation of the Company's technologies and expansion of its offerings into clinical applications.

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Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed.

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Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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